Exhibit (a)(5)(E)

Johnson & Johnson

Press Contacts:	Jeffrey J. Leebaw	Bill Price
	(732) 524-3350	(732) 524-6623
	(732) 642-6608 (M)	(732) 668-3735 (M)

Investor Contacts:	Louise Mehrotra	Stan Panasewicz
	(732) 524-6491	(732) 524-2524

FOR IMMEDIATE RELEASE

JOHNSON & JOHNSON EXTENDS TENDER OFFER FOR
OMRIX BIOPHARMACEUTICALS, INC.

New Brunswick, N.J. (Dec. 19, 2008) -- Johnson & Johnson (NYSE: JNJ) today announced it has extended its previously announced cash tender offer, through its wholly-owned subsidiary, Binder Merger Sub, Inc., for all outstanding shares of common stock of Omrix Biopharmaceuticals, Inc. (NASDAQ: OMRI) until 12:00 midnight (Eastern time), on Dec. 26, 2008, unless further extended.  The tender offer was originally scheduled to expire at 12:00 midnight (Eastern time) on Dec. 23, 2008.  All other terms and conditions of the tender offer remain unchanged.  As previously disclosed, the conditions to the tender offer relating to Israeli antitrust approval and other regulatory approvals have been satisfied.

The depositary for the tender offer has advised Johnson & Johnson that, as of 3:00 p.m. (Eastern time) today, a total of approximately 4,101,234 shares of Omrix common stock were validly tendered and not withdrawn (including approximately 2,000 shares subject to guaranteed delivery procedures), representing approximately 23.4% of Omrix's common stock on a fully diluted basis.

Upon the successful closing of the tender offer, stockholders of Omrix will receive $25.00 in cash for each share of Omrix common stock tendered in the tender offer, less any required withholding taxes.  Following the completion of the acquisition, it is expected that Omrix will operate as a stand-alone entity reporting through ETHICON, Inc, a Johnson & Johnson company.

About Johnson & Johnson
Caring for the world, one person at a time…inspires and unites the people of Johnson & Johnson. We embrace research and science - bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Omrix Biopharmaceuticals, Inc.  Johnson & Johnson and Binder Merger Sub, Inc. have filed a tender offer statement with the Securities and Exchange Commission (“SEC”), and have mailed an offer to purchase, forms of letter of transmittal and related documents to Omrix stockholders.  Omrix has filed with the SEC, and has mailed to Omrix stockholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and stockholders of Omrix are urged to read them carefully.

These documents are available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (888) 679-2897. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.

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